UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Vanguard Health Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

922036207

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922036207		13G	Page 2 of 20 Pages

1.	Name of Reporting Persons: Morgan Stanley Capital Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 664,170
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 922036207		13G	Page 3 of 20 Pages

1.	Name of Reporting Persons: MSCP III 892 Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 68,011
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 922036207		13G	Page 4 of 20 Pages

1.	Name of Reporting Persons: Morgan Stanley Dean Witter Capital Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 6,240,605
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 922036207		13G	Page 5 of 20 Pages

1.	Name of Reporting Persons: MSDW IV 892 Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 542,350
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 59.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 922036207		13G	Page 6 of 20 Pages

1.	Name of Reporting Persons: Metalmark Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 7,515,136
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): CO, IA

CUSIP No. 922036207		13G	Page 7 of 20 Pages

1.	Name of Reporting Persons: Morgan Stanley Capital Investors, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 18,603
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 922036207		13G	Page 8 of 20 Pages

1.	Name of Reporting Persons: MSCP III, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 18,603
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): CO, IA

CUSIP No. 922036207		13G	Page 9 of 20 Pages

1.	Name of Reporting Persons: Morgan Stanley Capital Partners III, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 18,603
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): CO, IA

CUSIP No. 922036207		13G	Page 10 of 20 Pages

1.	Name of Reporting Persons: Morgan Stanley Dean Witter Capital Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 174,095
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 922036207		13G	Page 11 of 20 Pages

1.	Name of Reporting Persons: MSDW Capital Partners IV LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 174,095
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): CO, IA

CUSIP No. 922036207		13G	Page 12 of 20 Pages

1.	Name of Reporting Persons: MSDW Capital Partners IV, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 45,601,929
	7.	Sole Dispositive Power: 174,095
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 45,601,929
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 59.3%
12.	Type of Reporting Person (See Instructions): CO, IA

Item 1.

(a)      Name of Issuer

Vanguard Health Systems, Inc. (the “Company”)

(b)      Address of Issuer’s Principal Executive Offices

20 Burton Hills Boulevard
Suite 100
Nashville, Tennessee 37215

Item 2.

(a)    Name of Person Filing

See Item 2(b) below.

(b)    Address of Principal Business Office or, if none, Residence

The address of the principal business office of Metalmark Capital LLC (“Metalmark”) is:
1177 Avenue of the Americas, 40th Floor
New York, NY 10036

The address of the principal business offices of Morgan Stanley Capital Partners III, L.P. (“MSCP III”), MSCP III 892 Investors, L.P. (“MSCP 892”), Morgan Stanley Capital Investors, L.P. (“MSCI”), MSCP III, LLC (“MSCP LLC”), Morgan Stanley Capital Partners III, Inc. (“MSCP, Inc.”), Morgan Stanley Dean Witter Capital Partners IV, LP (“MSDW IV”), MSDW IV 892 Investors, LP (“MSDW 892”), Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSDW Capital Investors”), MSDW Capital Partners IV LLC (“MSDW Capital Partners”), and MSDW Capital Partners IV, Inc. (“MSDW Inc.”) is:
1585 Broadway
New York, NY  10036

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

As of December 31, 2011, MSCP III directly held 664,170 shares of Common Stock (as defined below), MSCP 892 directly held 68,011 shares of Common Stock, MSDW IV directly held 6,240,605 shares of Common Stock, MSDW 892 directly held 542,350 shares of Common Stock, MSCI directly held 18,603 shares of Common Stock, and MSDW Capital Investors directly held 174,095 shares of Common Stock.  Metalmark indirectly held 7,515,136 shares of Common Stock, which includes the shares of Common Stock held by MSCP III, MSCP 892, MSDW IV, and MSDW 892.  By virtue of their relationships with MSCI, each of MSCP LLC and MSCP, Inc. indirectly held the 18,603 shares of Common Stock held by MSCI.  By virtue of their relationships with MSDW Capital Investors, each of MSDW Capital Partners and MSDW Inc. indirectly held the 174,095 shares of Common Stock directly held by MSDW Capital Investors.

(c)    Citizenship

Page 13 of 20 Pages

See item 4 on Cover Pages to this Schedule 13G.

(d)    Title of Class of Securities

Common Stock, par value $0.01 per share (“Common Stock”)

(e)    CUSIP Number

922036207

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act 0f 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2011, each of the Reporting Persons may be deemed to be the beneficial owner of the shares listed on such Reporting Person’s cover page.

(b)	Percent of class:

See item 11 on Cover Pages to this Schedule 13G. Percent of class was determined using the number of shares outstanding as provided in the most recent Form 10-Q filing of Vanguard Health Systems, Inc.

(c)	Number of shares as to which such person has:

Page 14 of 20 Pages

(i)	Sole power to vote or to direct the vote

See item 5 on Cover Pages to this Schedule 13G.

(ii)	Shared power to vote or to direct the vote

See item 6 on Cover Pages to this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of

See item 7 on Cover Pages to this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of

See item 8 on Cover Pages to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Each of the Blackstone Funds, the MSCP Funds and the Management Group listed below (collectively, the “Shareholder Parties”) is a party to the 2011 Stockholders’ Agreement of Vanguard Health Systems, Inc. dated as of June 21, 2011 (the “Shareholders Agreement”). Given the terms of the Shareholders Agreement, each of the Shareholder Parties and certain of their respective affiliates may be deemed to be a member of a group that may be deemed to beneficially own the aggregate 45,601,929 shares of Common Stock subject to the Shareholders Agreement.

The MSCP Funds

Morgan Stanley Capital Partners III, L.P.
Morgan Stanley Capital Investors, L.P.
MSCP III 892 Investors, L.P.
Morgan Stanley Dean Witter Capital Partners IV, L.P.
Morgan Stanley Dean Witter Capital Investors IV, L.P.
MSDW IV 892 Investors, L.P.

The Blackstone Funds

Blackstone FCH Capital Partners IV L.P.
Blackstone Health Commitment Partners L.P.
Blackstone Capital Partners IV-A L.P.
Blackstone Family Investment Partnership IV-A L.P.
Blackstone FCH Capital Partners IV-A L.P.
Blackstone FCH Capital Partners IV-B L.P.

Page 15 of 20 Pages

Blackstone Health Commitment Partners-A L.P.

The Management Group

Charles N. Martin Jr.
Charles N. Martin, Jr. 2011 Irrevocable Grantor Retained Annuity Trust U/A/D March 15, 2011
Charles N. Martin, Jr. 2010 Irrevocable Grantor Retained Annuity Trust U/A/D February 26, 2010
Martin Children’s Irrevocable Trust U/A/D February 21, 2007
Joseph D. Moore
Joseph D. Moore 2009 Grantor Retained Annuity Trust
Phillip W. Roe
Ronald P. Soltman
Keith B. Pitts
Alan G. Thomas
James H. Spalding
2008 Kent H. Wallace Trust, U/A/D October 10, 2008
Reginald M. Ballantyne III
Bruce F. Chafin
Thomas M. Ways

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

  Not applicable.

Page 16 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2012

Signature:	/s/ Kenneth F. Clifford
By: Kenneth F. Clifford, as authorized signatory of Metalmark

Signature:	/s/ Kenneth F. Clifford

By: Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for MSCP LLC and MSCP, Inc. and for the institutional managing member of the general partner of each of MSCP III and MSCP 892

Signature:	/s/ Kenneth F. Clifford

By:  Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for MSDW Capital Partners and MSDW Inc. and for the institutional managing member of the general partner of each of MSDW IV and MSDW 892

Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of the managing member of the general partner of MSCI

Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of the managing member of the general partner of MSDW Capital Investors

Page 17 of 20 Pages

EXHIBIT 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Vanguard Health Systems, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this February 14, 2012.

This Schedule may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all such parties taken together will constitute part of this Schedule.

(1)	Morgan Stanley Capital Partners III, L.P. (“MSCP III”)
1585 Broadway
New York, NY 10036

(2)	MSCP III 892 Investors, L.P. (“MSCP 892”)
1585 Broadway
New York, NY 10036

(3)	Metalmark Capital LLC (“Metalmark”)
1177 Avenue of the Americas, 40th Floor
New York, New York 10036

(4)	Morgan Stanley Capital Investors, L.P. (“MSCI”)
1585 Broadway
New York, NY 10036

(5)	MSCP III, LLC (“MSCP LLC”)
1585 Broadway
New York, NY 10036

(6)	Morgan Stanley Capital Partners III, Inc. (“MSCP, Inc.”)
1585 Broadway
New York, NY 10036

Page 18 of 20 Pages

(7)	Morgan Stanley Dean Witter Capital Partners IV, LP (“MSDW IV”)
1585 Broadway
New York, NY 10036

(8)	MSDW IV 892 Investors, LP (“MSDW 892”)
1585 Broadway
New York, NY 10036

(9)	Morgan Stanley Dean Witter Capital Investors IV, L.P. (“MSDW Capital Investors”)
1585 Broadway
New York, NY 10036

(10)	MSDW Capital Partners IV LLC (“MSDW Capital Partners”)
1585 Broadway
New York, NY 10036

(11)	MSDW Capital Partners IV, Inc. (“MSDW Inc.”)
1585 Broadway
New York, NY 10036

Page 19 of 20 Pages

Issuer & Ticker Symbol: Vanguard Health Systems, Inc. (VHS)
Date of Event Requiring Statement: 12/31/2011

Signature:	/s/ Kenneth F. Clifford
By: Kenneth F. Clifford, as authorized signatory of Metalmark

Signature:	/s/ Kenneth F. Clifford

By: Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for MSCP LLC and MSCP, Inc. and for the institutional managing member of the general partner of each of MSCP III and MSCP 892

Signature:	/s/ Kenneth F. Clifford

By:  Kenneth F. Clifford, Chief Financial Officer of Metalmark, as attorney-in-fact for MSDW Capital Partners and MSDW Inc. and for the institutional managing member of the general partner of each of MSDW IV and MSDW 892

Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of the managing member of the general partner of MSDW Capital Investors

Signature:	/s/ Christopher L. O’Dell
By: Christopher L. O’Dell, as authorized signatory of the managing member of the general partner of MSCI

Page 20 of 20 Pages